BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

November 26, 2013

Via SEC Edgar Submission

Mitchell Austin, Law Clerk

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

RE:    AppYea, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 5, 2013

File No. 333-190999

Dear Mr. Shuman:

The “redline” document was dropped from today’s S-1 submission. It is included herewith.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for AppYea, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com